ANNUAL MEETING OF STOCKHOLDERS OF

ASTEA INTERNATIONAL INC.

June 11, 2008

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20430000000000000000 8 061108

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To elect four (4) Directors to serve until the next Annual Meeting of Stockholders or until their successors are duly elected and qualified.

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

NOMINEES:
- ○ Zack B. Bergreen
- ○ Adrian A. Peters
- ○ Thomas J. Reilly, Jr.
- ○ Eric Siegel

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. To ratify the selection of Grant Thornton LLP as independent auditors for the fiscal year ending December 31, 2008.	☐	☐	☐

3. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS INDEPENDENT AUDITORS, AND AS SAID PROXIES DEEM ADVISABLE ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING.

STOCKHOLDERS WHO ATTEND THE ANNUAL MEETING OF STOCKHOLDERS MAY VOTE IN PERSON EVEN THOUGH THEY HAVE PREVIOUSLY RETURNED THIS PROXY.

Signature of Stockholder ________ Date: ________ Signature of Stockholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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ASTEA INTERNATIONAL INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

JUNE 11, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned stockholder of Astea International Inc., a Delaware corporation (the "Corporation"), hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and accompanying Proxy Statement each dated April 29, 2008 and hereby appoints Zack B. Bergreen and Rick Etskovitz as proxies and attorneys-in-fact, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual Meeting of Stockholders of the Corporation to be held at the offices of the Company at 240 Gibraltar Road, Horsham, Pennsylvania 19044, on June 11, 2008 at 10:00 a.m. local time, and at any adjournment or adjournments thereof, and to vote all shares of Common Stock which the undersigned would be entitled to vote if then and there personally present, on all matters set forth in the Notice of Annual Meeting of Stockholders and accompanying Proxy Statement, and in their discretion upon any other business that may properly come before the meeting or any adjournment or adjournments thereof:

(Continued and to be signed on the reverse side)

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